

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 16, 2008

<u>By facsimile to (310) 552-5001 and U.S. Mail</u>

Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai 519070, People's Republic of China

Re: China Architectural Engineering, Inc.
       Pre-effective Amendment 2 to Registration Statement on Form S-1
       Filed January 9, 2008
       File No. 333-146851

Dear Mr. Luo:

        We reviewed the filing and have the comments below.

<u>Exhibit 5.1</u>

1.   The statement in the fourth paragraph that counsel examined "the corporate action of the
      Company" for purposes of rendering its opinion is inconsistent with the statement in the
      fifth paragraph that counsel in rendering its opinion in paragraph 3 under sub-paragraph
      (b) relating to "the corporate action of the Company" relied without further investigation
      on the Fact Certificate and has not verified any of the assumptions. Additionally, as
      noted previously, it is inappropriate for counsel to include assumptions that are too broad,
      that assume away the issue, or that assume any of the material facts underlying the
      opinion or facts that are readily ascertainable. Please revise.

<u>Exhibit 5.2</u>

2.   Refer to prior comment 6. We note the assumption made by counsel in subparagraph (f)
      that was subparagraph (i) earlier remains unchanged. As noted above, it is inappropriate
      for counsel to include assumptions that are too broad, that assume away the issue, or that

assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise.

3.   We note the statement in section 4(a) under "Reservations" that counsel expresses no opinion as to fact or to any law other than English law "in force at, and as interpreted at, the date of this opinion." Since the opinion must speak as of the date of the registration statement's effectiveness, please revise. Alternatively, CAEI must file a new opinion immediately before the registration statement's effectiveness.

Exhibit 23.1

4.   File an updated consent of the independent public accountant in the next pre-effective amendment to the registration statement.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, CAEI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAEI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAEI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If CAEI requests acceleration of the registration statement's effectiveness, CAEI should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAEI from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CAEI may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that CAEI provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas J. Poletti, Esq.
Anh Q. Tran, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
10100 Santa Monica Boulevard, 7th Floor
Los Angeles, CA 90067